                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                  ------------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)(1)

                                 REPLIGEN CORPORATION
                                 --------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     759916 10 9
                                    --------------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                               ---------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  DECEMBER 31, 1997
                                   ---------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 9 Pages)


------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 2 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
           BIOTECHNOLOGY VALUE FUND, L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-------------------------------------------------------------------------------
    NUMBER         5   SOLE VOTING POWER
      OF                   0
    SHARES      ---------------------------------------------------------------
  BENEFICIALLY     6   SHARED VOTING POWER
  OWNED BY EACH             962,500
   REPORTING    ---------------------------------------------------------------
    PERSON         7   SOLE DISPOSITIVE POWER
     WITH                   0
                ---------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            962,500
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           962,500
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           5.3%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           PN
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 3 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
           BIOTECHNOLOGY VENTURE PARTNERS L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-------------------------------------------------------------------------------
      NUMBER       5   SOLE VOTING POWER
        OF                  0
      SHARES     --------------------------------------------------------------
  BENEFICIALLY     6   SHARED VOTING POWER
 OWNED BY EACH              412,500
     REPORTING   --------------------------------------------------------------
      PERSON       7   SOLE DISPOSITIVE POWER
       WITH                 0
                 --------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            412,500
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           412,500
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                      / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           2.3%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           PN
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 4 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
           BVF PARTNERS L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-------------------------------------------------------------------------------
     NUMBER       5   SOLE VOTING POWER
       OF                  0
     SHARES      --------------------------------------------------------------
 BENEFICIALLY     6   SHARED VOTING POWER
  OWNED BY EACH            2,406,250
  OWNED BY EACH  --------------------------------------------------------------
    REPORTING      7   SOLE DISPOSITIVE POWER
     PERSON               0
      WITH       --------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            2,406,250
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,406,250
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                      / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.9%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           PN
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 5 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
           BVF INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-------------------------------------------------------------------------------
    NUMBER         5   SOLE VOTING POWER
      OF                  0
    SHARES       --------------------------------------------------------------
 BENEFICIALLY      6   SHARED VOTING POWER
 OWNED BY EACH             2,406,250
   REPORTING     --------------------------------------------------------------
    PERSON         7   SOLE DISPOSITIVE POWER
     WITH                  0
                 --------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            2,406,250
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,406,250
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                      / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.9%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           IA, CO
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 6 of 9 Pages
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to (i) Common Stock, par value $.01 per share (the "Stock"), of Repligen Corporation, a Delaware corporation ("RGEN"), and (ii) warrants to purchase Stock at $1.50 per share (the "Warrants" and, together with the Stock, the "Securities"). The principal executive office of RGEN is located at 117 Fourth Avenue, Needham, Massachusetts 02194.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Venture Partners, L.P., a Delaware limited partnership ("Venture"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF, Venture and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of each of BVF and Venture, which are investment limited partnerships. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lampert is a citizen of the United States of America.

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     CUSIP NO. 759916 10 9          13D             Page 7 of 9 Pages
-------------------------------------------------------------------------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since December 30, 1997, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 700,000 shares of the Stock and 262,500 Warrants for an aggregate consideration of $700,000, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. Since December 30, 1997, Partners, in its capacity as general partner of Venture, has purchased on behalf of such limited partnership an aggregate number of 300,000 shares of the Stock and 112,500 Warrants for an aggregate consideration of $300,000, utilizing funds provided by Venture from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 750,000 shares of the Stock and 281,250 Warrants for an aggregate consideration of $750,000, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The sole purpose of the acquisitions of the Securities reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the Securities, and do not presently, have any plan to acquire control of RGEN. The Reporting Persons may acquire or dispose of additional Securities from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 700,000 shares of the Stock and 262,500 Warrants, Venture beneficially owns 300,000 shares of the Stock and 112,500 Warrants, Partners beneficially owns 1,750,000 shares of the Stock and 656,250 Warrants, and BVF Inc. beneficially owns 1,750,000 shares of the Stock and 656,250 Warrants, approximately 5.3%, 2.3%, 12.9% and 12.9%, respectively, of the aggregate number of shares outstanding as of January 31, 1998 (as reported in RGEN's most recent quarterly statement on Form 10-Q). Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, the percent of class calculated for each Reporting Person assumes the full exercise of all Warrants beneficially owned by such Reporting Person.

     (b) BVF shares voting and dispositive power over the 700,000 shares of the Stock and the 262,500 Warrants it beneficially owns with Partners. Venture shares voting and dispositive power over the 300,000 shares of the Stock and the 112,500 Warrants it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,750,000 shares of the Stock and the 656,250 Warrants they beneficially own with, in addition to BVF and Venture, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 7 of 9 Pages
-------------------------------------------------------------------------------

company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Securities by the Reporting Persons during the past 60 days. All such transactions were made for cash in private placements of Securities by RGEN, as reported in RGEN's Current Report on Form 8-K dated January 2, 1998. No other transactions in the Securities have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Securities in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Securities and to vote and dispose of the Securities. Partners is the general partner of Venture pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of Venture in the Securities and to vote and dispose of the Securities. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Securities and to vote and dispose of the Securities. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons since December 31, 1997.

-------------------------------------------------------------------------------
     CUSIP NO. 759916 10 9          13D             Page 9 of 9 Pages
-------------------------------------------------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 1998

                    BIOTECHNOLOGY VALUE FUND, L.P.

                    By:  BVF Partners L.P., its general partner

                         By:  BVF Inc., its general partner


                              By:  /s/ MARK N. LAMPERT
                                  ------------------------------
                                  Mark N. Lampert
                                  President

                    BIOTECHNOLOGY VENTURE PARTNERS, L.P.

                    By:  BVF Partners L.P., its general partner

                         By:  BVF Inc., its general partner


                               By:  /s/ MARK N. LAMPERT
                                   -----------------------------
                                   Mark N. Lampert
                                   President

                    BVF PARTNERS L.P.

                    By:  BVF Inc., its general partner


                         By:  /s/ MARK N. LAMPERT
                              ----------------------------
                              Mark N. Lampert
                              President

                    BVF INC.


                    By:  /s/ MARK N. LAMPERT
                         --------------------------
                         Mark N. Lampert
                         President

                                     EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING
                           --------------------------------


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Venture Partners, L.P., a Delaware limited partnership and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.


Dated:  May 22, 1998


                    BIOTECHNOLOGY VALUE FUND, L.P.

                    By:  BVF Partners L.P., its general partner

                          By:  BVF Inc., its general partner


                               By:  /s/ MARK N. LAMPERT
                                    -------------------------------
                                    Mark N. Lampert
                                    President

                    BIOTECHNOLOGY VENTURE PARTNERS, L.P.

                    By:  BVF Partners L.P., its general partner

                         By:  BVF Inc., its general partner


                              By:  /s/ MARK N. LAMPERT
                                   ---------------------------
                                   Mark N. Lampert
                                   President


                    BVF PARTNERS L.P.

                    By:  BVF Inc., its general partner


                         By:  /s/ MARK N. LAMPERT
                              -----------------------------
                              Mark N. Lampert
                              President

                    BVF INC.


                    By:  /s/ MARK N. LAMPERT
                         ----------------------------------
                         Mark N. Lampert
                         President

                                     EXHIBIT B

                 TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                 --------------------------------------------------
                               SINCE DECEMBER 31, 1997
                               -----------------------


---------------------------------------------------------------------------------------------------------------------
 Settlement                    For the          Number of       Number of     Price per Share      Type of
     Date        By           Account of     Shares of Stock     Warrants        (Warrants)        Trade       Broker
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
 12/31/97      Partners        BVF              700,000                            $0.9398         Purchase        NB
 12/31/97      Partners        BVF                               262,250           $0.0602         Purchase        NB
 12/31/97      Partners        BVF Ltd.         500,000                            $0.9398         Purchase        NB
 12/31/97      Partners        BVF Ltd.                          187,500           $0.0602         Purchase        NB
 12/31/97      Partners        Venture          300,000                            $0.9398         Purchase        NB
 12/31/97      Partners        Venture                           112,500           $0.0602         Purchase        NB
 12/31/97      Partners        ILL10            250,000                            $0.9398         Purchase        NB
 12/31/97      Partners        ILL10                              93,750           $0.0602         Purchase        NB
---------------------------------------------------------------------------------------------------------------------

NB  --   No Broker